UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
ZenSpace, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 10, 2017

Physical address of issuer
3103 Lismore Ct., San Jose, CA 95135

Website of issuer
https://zenspace.io/

Current number of employees
13

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$93,845.07	$170,073.00
Cash & Cash Equivalents	$62,091.36	$81,292.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$127,671.19	$40,129.00
Long-term Debt	$589,746.12	$538,125.00
Revenues/Sales	$150,175.00	$123,130.00
Cost of Goods Sold	$704.64	$14,146.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,189,226.61	-$404,094.00

April 20, 2020

FORM C-AR

ZenSpace, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by ZenSpace, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://zenspace.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ZenSpace, Inc. (the "Company") is a Delaware Corporation, formed on October 10, 2017.

The Company is located at 3103 Lismore Ct., San Jose, CA 95135.

The Company's website is https://zenspace.io/.

The information available on or through our website is not a part of this Form C-AR.

The Business

ZenSpace, Inc. (a Delaware Corporation) has created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share). The Company was incorporated in 2017 and is headquartered in San Jose, California.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's operations and revenue have been negatively impacted by the COVID 19 pandemic.
If the prohibitions on large public gatherings, general business travel are not rescinded, the Company could be unable to continue as a going concern. Even if the prohibitions are rescinded, the public may not have confidence in the safety of such gatherings. If conventions centers, hotels, and other similar venues do not return to normal operations, the Company would see limited revenue and, again, could be unable to continue as a going concern.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's cash position is relatively weak.
The Company currently has only $63,000 in cash balances as of December 31, 2019. This equates to roughly 2 months of runway. The Company believes that it is able to continue extracting cash from sales and extended loan from the founder to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date.
Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties.
The Company currently anticipates significant revenue growth over in 2019-2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.
Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance.
Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the

inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.

The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities.

The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement.
These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality-management program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research

and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants.

Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees.

In particular, the Company is highly dependent on Mayank Agrawal, founder and Chief Executive Officer, Ted Simon, Chief Revenue Officer. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The reviewing CPA has included a "going concern" note in the reviewed financials for the period of October 10, 2017 (inception) to December 31, 2017.

The Company has incurred losses from inception of approximately $84,000, and has limited operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company is in the process of recording a few patent and trademark assignments.

Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

The Company has conducted transactions with Related Parties.
During 2017, the Company borrowed $10,000 from a related party. This loan is non-interest bearing and does not require repayment until the Company is significantly profitable. During 2018, the Company borrowed an aggregate of $541,125 from related parties. The loan shall be repaid only after the Company generates over one million in income attributed to sales and has sufficient funds to begin payments. Almost all of the loan is from the founder, Mayank Agrawal.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

ZenSpace, Inc. (a Delaware Corporation) has created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share). The Company was incorporated in 2017 and is headquartered in San Jose, California.

Business Plan

The Need With workspace-as-a-service estimated to reach $12.8B in 2022, our research has established a clear need for on-demand, quiet meeting/work spaces for business people in office spaces, events/conventions, and public spaces. These people seek a conveniently located, comfortable workspace that reduces noise and offers the functional amenities of an enclosed space (privacy, solid Internet access, etc.). In turn, this creates an opportunity for Event Managers, Public Space Operators, and Office Facilities Managers to fill. The Solution To address this need, ZenSpace has developed the SmartPods. SmartPods combine a noise reducing, comfortable meeting/work space, a technology platform, a mobile/web app (currently in Beta), and a "SmartBox" control system to create a highly flexible, on-demand system, and IoT-enabled space for conducting business and/or private meetings. Our vision for the SmartPods is to allow people to search, select, and schedule time in a SmartPod as easily as ordering a ride share. Our Progress Since our launch in 2017, we have launched new SmartPods and software apps in 2019. More info at www.zenspace.io The company has witnessed tremendous traction in events industry with many leading event organizers now working with ZenSpace to rent our units. Some marquee customers that we we work with based on the industry they belong: Events - Freeman, Informa, Emerald Expo, Reed Expo Public Spaces - We work with some of the leading names in convention and hotel industry like Hyatt Hotel As we operate in business travel and events industry, our business is impacted by the Covid-19 pandemic. Our business recovery is contingent to overall economic recovery with emphasis on events and business travel. We continue to assess the situation overall and improve our products to offer better sanitization, information on our products for the safety of our customers.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
SmartPod	IoT enabled, quiet, private, mobile and modular work spaces designed for offices, events and public spaces	Modular pod business in offices and meeting rooms in events combined represents nearly $1.2Bn market in US

We are developing and launching new products this year: - New hardware designs under the brand, Alcove - New Software solutions to cater to enterprise customers, public venues (space providers)

We work with leading event organizers in the US market, we also work with some of the leading brands in hospitality industry. We plan to extend our offerings to co-working spaces, airline loyalty programs, hospitality loyalty and other such membership programs leveraging our technology program and network of pods.

Competition

The Company's primary competitors are Jabbrbox, Framery can be considered our competition.

The markets in which our products are sold are new and emerging. Our products compete against products and other meeting room solutions from companies in events services industry and furniture manufacturers. Product quality, performance, value and packaging are also important differentiating factors. Our biggest differentiator remains the smart technology which is combined with the meeting pods and meeting rooms.

Supply Chain and Customer Base

We rely on international manufacturing and logistics for delivering our SmartPods. We work with a leading manufacturer in Asia to manufacture our SmartPods which are designed in USA.

Our customers in public venues include large hotels and convention centers. For our event rental business, we work with Freeman, Informa Exhibitions, Reed, Emerald Expo.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62752909*	Software-guided smart technology mobile workspace		October 28, 2019		

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87579432	IC 035. US 100 101 102. G & S: Advertising services; Business administration services; Business administration and office work; Business management services, namely, managing office functions in the nature of meeting, projecting content on screens, communicating, printing, copying for others; Business operation, business administration and office functions; Computerised office management; Hiring of machines or apparatus for offices; Leasing of office equipment;	ZenSpace	August 22, 2017	May 1, 2018	U.S.

	Office functions in the nature of maintaining records of ownership of stocks, shares and securities; Operating on-line marketplaces featuring office space rental, real estate rental, furniture rental, communication equipment rental; Operating on-line marketplaces for sellers and buyers of goods and/or services; Outsourcing services in the nature of arranging procurement of goods for others in the field of office space, real estate, office equipment, computer hardware and software, furniture.; Providing facilities for the use of office equipment and				

	machinery; Providing office functions; Providing a website featuring an online marketplace for exchanging goods and services with other users; Provision of an on -line marketplace for buyers and sellers of goods and services; Rental of office machinery and equipment				

88210567	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly - enabled mobile office spaces; Leasing of real estate in the nature of technology - enabled mobile office spaces; Rental of office space; Rental of offices for co - working; Incubation services, namely, rental of office space to freelancers, start -ups, existing businesses and non - profits; Real estate services, namely, rental,	Zenpod	November 29, 2018		U.S.

	brokerage, leasing and management of commercial property, offices and office space.				

88210579	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly - enabled mobile office spaces; Leasing of real estate in the nature of technology - enabled mobile office spaces; Rental of office space; Rental of offices for co -working; Incubation services, namely, rental of office space to freelancers, start-ups, existing businesses and nonprofits; Real estate services, namely, rental,	Smartpod	November 29, 2019		U.S.

	brokerage, leasing and management of commercial property, offices and office space.				
88210611	IC 036. US 100 101 102. G & S: Leasing of office space; Leasing of real estate in the nature of mobile office spaces; Leasing of real estate in the nature of portable office spaces; Leasing of real estate in the nature of wirelessly-enabled mobile office spaces; Leasing of real estate in the nature of technology enabled mobile office spaces; Rental of office space; Rental of offices for coworking; Incubation services, namely, rental of office space to freelancers,	SmartBox	November 29, 2018		U.S.

	start-ups, existing businesses and nonprofits; Real estate services, namely, rental, brokerage, leasing and management of commercial property, offices and office space.				

Governmental/Regulatory Approval and Compliance

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3103 Lismore Ct., San Jose, CA 95135

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mayank Agrawal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Lead overall company operations, strategy, execution and product management

Education

Name

Raghuveer Tarra

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Chief Product Officer at GigSky

Education

Name

Jim Young

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Start Date: September 20, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Realcomm

Education

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mayank Agrawal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

October 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Lead overall company operations, strategy, execution and product management

Education

MBA and Bachelor of Electronics and Communications Engineering

---

Name

Ted Simon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

June 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Lead Sales and Marketing efforts for the company

Education

MBA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,430,749
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Series Seed Preferred Stock
Amount outstanding	2,067,776
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Options
Amount outstanding	2,136,353
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	30,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Mayank Agrawal
Amount outstanding	$500,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	
Other material terms	N/A

The total amount of outstanding debt of the company is $500,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	6,000,000		Operations	January 11, 2018	Section 4(a)(2)
Common Stock	500,000		Operations	January 25, 2018	Section 4(a)(2)
Common Stock Options	696,000		N/A	January 25, 2018	Rule 701
Common Stock	300,000		Operations	March 20, 2018	Rule 701
Common Stock	945,000		Operations	April 25, 2018	Rule 701
Common Stock	150,000		Operations	May 23, 2018	Section 4(a)(2)
Common Stock	50,000		Operations	June 22, 2018	Rule 701
Common Stock	300,000		Operations	June 27, 2018	Rule 701
Common Stock	300,000		Operations	July 24, 2018	Rule 701
Common Stock	100,000		Operations	August 8, 2018	Rule 701
Common Stock	50,000		Operations	August 9, 2018	Rule 701
Common Stock	150,000		Operations	September 1, 2018	Rule 701
Common Stock	85,000		Operations	October 1, 2018	Rule 701
Common Stock	3,500,000		Operations	October 29, 2018	Section 4(a)(2)
Common Stock	50,000		Operations	October 29, 2018	Rule 701

Common Stock	150,000		Operations	October 19, 2018	Rule 701
Common Stock	750,000		Operations	November 1, 2018	Rule 701
Common Stock	125,000		Operations	November 19, 2018	Rule 701
Options	583,000			December 31, 2019	Rule 701
Preferred Stock	2,067,776	$976,610.60		December 31, 2019	Regulation D 506(c) and Regulation CF
SAFE (Simple Agreement for Future Equity)		$30,000.00		December 31, 2019	Section 4(a)(2)

Ownership

A majority of the Company's outstanding voting equity securities are owned by Mayank Agrawal.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Mayank Agrawal	68.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$1,189,226.61	$0.00	$0.00

Operations

The Company's cash position is relatively weak. The Company currently has only $62,091.36 in cash balances as of December 31, 2019. This equates to roughly 2 months of runway. The Company believes that it is able to continue extracting cash from sales and extended loan from the founder to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

We have reduced our fixed expenses significantly in these times to extend our runway. We have secured long term debts at low market interest rates to be able to sustain the company's operations over next few months until market conditions improve. We continue to work on our business strategy to be asset light with lesser hardware related investments while focusing on development our technology portfolio and leveraging our marketplace capabilities.

Liquidity and Capital Resources

In the first quarter of 2019, the Company conducted an offering pursuant to Regulation CF and raised about $330,000. The funding round was closed on March 1, 2019.

In 2019, the Company conducted an offering pursuant to Regulation D, in connection with the Regulation CF offering, and raised about $650,000."

The Company has the following sources of capital in addition to the proceeds from the Regulation CF and Regulation D Offering:

We are raising additional $200K from the founder in the form of debt. We are working with several investors for future equity raises. Current market conditions are not conducive for capital raise and so we continue to focus on cost optimization, improving our business strategy to align with worldwide economic recovery, more so in the markets we operate.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mayank Agrawal
Relationship to the Company	President and CEO
Total amount of money involved	$500,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Long term 0% interest loan

Securities
Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mayank Agrawal
(Signature)

Mayank Agrawal
(Name)

Chief Executive Officer, Chief Financial Officer, Secretary, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Income Statement

ZENSPACE INC
For the year ended December 31, 2019

	2019
Income	
Sales	150,175.00
Total Income	**150,175.00**
Cost of Goods Sold	
Equipment Rental	1,873.70
Freight and Delivery	3,329.83
Purchases - Hardware	28,715.42
Purchases - Inventory	(33,214.31)
Total Cost of Goods Sold	**704.64**
Gross Profit	**149,470.36**
Operating Expenses	
Advertising & Marketing	37,982.03
Auto Expense	9,288.84
Bank Charges	1,348.84
Capital Raise Expense	69,500.00
Commissions	2,500.00
Consulting	8,800.00
Consulting	104,563.99
Software Consultancy	65,088.66
Contractor Payments	188,262.94
Contract Labor - Marketing	24,913.32
Contract Labor - Sales	11,626.00
Depreciation	435,088.91
Dues & Subscriptions	7,375.49
Fees and Licenses	20,404.57
Insurance - General	1,086.89
Insurance - Health	3,089.61
Interest	3,933.72
Legal & Professional	22,819.89
Meals	32,333.20
Merchant Fee	2,972.32
Office Expense	18,582.12
PayPal Fees	168.28
Postage & Shipping	1,173.22
Printing	3,486.51
Rent or Lease	71,095.34

	2019
Repairs & Maintenance	3,455.47
Research & Development	6,894.27
Software & Web Hosting	23,518.11
Storage	25,354.39
Taxes	4,932.00
Telephone	8,433.03
Trade Shows and Conferences	6,579.05
TransferWise Fees	812.30
Travel & Transportation	109,195.26
Web Development & Design	2,038.40
Total Operating Expenses	**1,338,696.97**

Operating Income | (1,189,226.61)

Net Income | (1,189,226.61)

Statement of Cash Flows

ZENSPACE INC
For the year ended December 31, 2019

	2019
Operating Activities	
Receipts from customers	150,175.00
Payments to suppliers and employees	(1,369,455.32)
Net Cash Flows from Operating Activities	**(1,219,280.32)**
Investing Activities	
Proceeds from sale of property, plant and equipment	864,914.90
Payment for property, plant and equipment	(829,501.90)
Net Cash Flows from Investing Activities	**35,413.00**
Financing Activities	
Other cash items from financing activities	1,164,666.93
Net Cash Flows from Financing Activities	**1,164,666.93**
Net Cash Flows	**(19,200.39)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	81,291.75
Cash and cash equivalents at end of period	62,091.36
Net change in cash for period	**(19,200.39)**

Balance Sheet

ZENSPACE INC
As of December 31, 2019

	DEC 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
BOA Checking 0718	61,552.03
USD PayPal	539.33
Total Cash and Cash Equivalents	**62,091.36**
Total Current Assets	**62,091.36**
Fixed Assets	
Furniture and Fixtures	13,790.00
Pods Inventory	449,339.61
Accumulated Depreciation	(445,718.31)
Forklift truck	15,803.01
Accumulated Depreciation - Forklift Truck	(3,160.60)
Total Fixed Assets	**30,053.71**
Long Term Assets	
Security Deposits	1,700.00
Total Long Term Assets	**1,700.00**
Total Assets	**93,845.07**
Liabilities and Equity	
Liabilities	
Current Liabilities	
BOA Corp credit card 4865	28.91
AMEX Platinum CC 91007	101,921.72
AMEX 2008	16,883.61
US Bank Credit Card	8,836.95
Total Current Liabilities	**127,671.19**
Long Term Liabilities	
AMEX Loan	15,021.12
Notes Payable	538,125.00
Loan from University of Santa Cruz	36,600.00
Total Long Term Liabilities	**589,746.12**
Total Liabilities	**717,417.31**
Equity	
Capital	
Capital - Ganapathy S Sridaran	25,000.00

	DEC 31, 2019
Capital Purchase - Sanjay Sabine	40,001.00
Bryn Mawr Funding	433,634.56
Capital Sale - Bhupen Shah	150,000.12
Capital Sales - Eric Swildens	100,000.04
Capital Sales - Raghu Tarra	100,000.04
Capital sales-GREG AUSLEY	25,000.00
Capital sales-BAHEERATHAN ANANDHARENGAN	25,000.26
Capital sales -JAMES F YOUNG	50,000.00
Capital Sale-Arun Sivaraman	10,000.00
Capital sales-MANISH S BHANDARI	25,000.00
Capital Sale-Vikas Barsaiyan	20,000.00
Common Stock	1,224.35
Total Capital	**1,004,860.37**
Current Year Earnings	(1,189,226.61)
Retained Earnings	(439,206.00)
Total Equity	**(623,572.24)**
Total Liabilities and Equity	**93,845.07**